Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report

Collection Period Ended   30-Sep-2022

Amounts in USD

Dates

Collection Period No.	37			
Collection Period (from... to)	1-Sep-2022	30-Sep-2022		
Determination Date	13-Oct-2022			
Record Date	14-Oct-2022			
Distribution Date	17-Oct-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2022	17-Oct-2022	Actual/360 Days	32
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Sep-2022	15-Oct-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	511,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	50,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	464,000,000.00	43,156,782.20	27,523,231.75	15,633,550.45	33.692997	0.059317
Class A-4 Notes	128,560,000.00	128,560,000.00	128,560,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,360,000.00**	**171,716,782.20**	**156,083,231.75**	**15,633,550.45**		
Overcollateralization	38,846,436.21	38,830,160.91	38,830,160.91			
Adjusted Pool Balance	1,553,206,436.21	210,546,943.11	194,913,392.66			
Yield Supplement Overcollateralization Amount	61,799,793.88	6,821,339.03	6,243,651.70			
Pool Balance	**1,615,006,230.09**	**217,368,282.14**	**201,157,044.36**			

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.040000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	2.997710%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.940000%	69,770.13	0.150367	15,703,320.58	33.843363
Class A-4 Notes	2.040000%	218,552.00	1.700000	218,552.00	1.700000
Total		**$288,322.13**		**$15,921,872.58**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	16,104,112.29	(1) Total Servicing Fee	181,140.24
Interest Collections	744,877.10	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	30,081.02	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	64,898.03		
Purchase Amounts	24,246.07	(3) Interest Distributable Amount Class A Notes	288,322.13
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	34,095.79	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**17,002,310.30**	(6) Regular Principal Distributable Amount	15,633,550.45
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**17,002,310.30**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	899,297.48
		Total Distribution	**17,002,310.30**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	181,140.24	181,140.24	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	288,322.13	288,322.13	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	69,770.13	69,770.13	0.00
thereof on Class A-4 Notes	218,552.00	218,552.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	288,322.13	288,322.13	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	15,633,550.45	15,633,550.45	0.00
Aggregate Principal Distributable Amount	15,633,550.45	15,633,550.45	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	6,730.06
minus Net Investment Earnings	6,730.06
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	6,730.06
Net Investment Earnings on the Collection Account	27,365.73
Investment Earnings for the Collection Period	34,095.79

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	217,368,282.14	17,757
Principal Collections	11,310,931.77	
Principal Collections attributable to Full Pay-offs	4,793,180.52	
Principal Purchase Amounts	24,097.82	
Principal Gross Losses	83,027.67	
Pool Balance end of Collection Period	201,157,044.36	16,828
Pool Factor	12.46%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	4.02%
Weighted Average Number of Remaining Payments	52.01	22.67
Weighted Average Seasoning (months)	12.33	47.40

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	199,085,522.64	16,710	98.97%
31-60 Days Delinquent	1,459,493.52	88	0.73%
61-90 Days Delinquent	369,919.17	19	0.18%
91-120 Days Delinquent	242,109.03	11	0.12%
Total	201,157,044.36	16,828	100.00%

Delinquency Trigger	**2.302%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.304%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	83,027.67	9	23,074,400.00	767
Principal Net Liquidation Proceeds	29,759.68		7,555,987.14	
Principal Recoveries	62,304.10		10,367,281.24	
Principal Net Loss / (Gain)	(9,036.11)		5,151,131.62	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.052%)
Prior Collection Period	0.170 %
Second Prior Collection Period	0.266 %
Third Prior Collection Period	(0.190%)
Four Month Average	0.048%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.319%
Average Net Loss / (Gain)	6,715.95

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.